EX-99 77.D

Effective December 31, 2016, Calvert Research and
Management ("CRM" or the "Adviser")
assumed investment advisory responsibilities from
Calvert Investment Management, Inc. for the
Calvert High Yield Bond Fund. CRM actively manages the Funds investments and securities that may be bought and sold on a daily basis. The
Advisers staff monitors the credit quality of securities held by the Fund and other securities available to the Fund. Although the Adviser considers security ratings when making investment decisions, it performs its own credit and investment analysis utilizing various methodologies including "bottom up/top down" analysis and consideration of macroeconomic and technical factors, and does not rely primarily on the ratings assigned by the rating services. In conjunction with its financial analysis, investment decisions are made in consideration of the responsible investing criteria described below.
The
portfolio managers attempt to improve yield and preserve and enhance principal value through timely trading. The portfolio managers also consider the relative value of securities in the marketplace in making investment decisions.